May 1, 2008

FILED VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   North Track Funds, Inc.
            File No. 811-4401

            Ziegler Exchange Traded Trust
            File No. 811-21827

Ladies and Gentlemen:

      Pursuant to paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, attached is a copy of the fidelity bond issued to North Track Funds, Inc. (the "Funds"), and the Ziegler Exchange Traded Trust (the "Trust"). Also attached is an Officer's Certificate representing the resolution approved by a majority of the Board of Trustees who are not "interested persons" of the Trust, approving the form and amount of this fidelity bond. Premiums have been paid through May 1, 2009.

      Please contact the undersigned at 312-596-1627 if you have any questions concerning this filing.

Very truly yours,


/s/  Elizabeth A. Watkins

Elizabeth A. Watkins
Chief Compliance Officer

                             NORTH TRACK FUNDS, INC.
                          ZIEGLER EXCHANGE TRADED TRUST

                              Officer's Certificate

      The undersigned, Elizabeth A. Watkins, Chief Compliance Officer of the Ziegler Exchange Traded Trust (the "Company"), hereby certifies that the following are resolutions unanimously passed by the Board of Trustees of the Company, including all of the Trustees who were not "interested persons" (as that term is defined in the Investment Company Act of 1940) of the Company, as a regular meeting of the Board of Trustees held April 3, 2008:

      RESOLVED, that, pursuant to the requirements of Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 thereunder, the joint fidelity bond (Financial Institutions Bond Form 14, Policy No. FIB000520506) to be issued jointly to the North Track Funds, Inc. (the "Funds") and the Ziegler Exchange Traded Trust (the "ETF") by Fidelity and Deposit Company of Maryland in the amount of $5 million per loss and $10 million in the aggregate, from the period from May 1, 2008 to May 1, 2009, in the form presented at this meeting (the "Fidelity Bond"), is hereby approved (with such changes therein as any officer of the Funds and ETF, in consultation with legal counsel, may approve), which Fidelity Bond protects the ETF against larceny or embezzlement losses by any of their officers and employees who singly, or jointly with others, may have access to securities or funds of the ETF or any series thereof, either directly or indirectly or through authority to draw upon such funds or direct the disposition of such securities, and which Fidelity Bond specifies that it is not to be canceled, terminated or modified except upon at least 60 days' written notice by the acting party to the affected party, and by the insurance company to the ETF and the Securities and Exchange Commission; and

      FURTHER RESOLVED, that the officers of the ETF are hereby authorized and directed at all times to maintain the Fidelity Bond in an amount adequate to satisfy the requirements of Rule 17g-1 under the 1940 Act, and to adjust the coverage when they deem it necessary and prudent; and

      FURTHER RESOLVED, that each series of the ETF shall pay a portion of the premium for the Fidelity Bond which bears the same relationship to the total premium as their respective assets bear to the aggregate assets of the ETF; and

      FURTHER RESOLVED, that Elizabeth Watkins, Chief Compliance Officer of the ETF, is hereby directed to make such filings with and give such notices to the SEC as are required by Rule 17g-1 under the 1940 Act.

      FURTHER RESOLVED, that the premiums for the Fidelity Bond be allocated 90% to the Funds and 10% to the ETF.

      A true and complete copy of the Fidelity Bond is attached hereto as Exhibit A. The period covered by the Fidelity Bond as to which premiums have been paid began May 1, 2008 and continue until May 1, 2009.

      IN WITNESS WHEREOF, the undersigned has executed this Certificate in her own hand on this 1st day of May, 2008.

                                  /s/ Elizabeth A. Watkins

                                  Elizabeth A. Watkins, Chief Compliance Officer


[LOGO]
The
F&D
Companies



--------------------------------------------------------------------------------
                          FINANCIAL INSTITUTION BOND
                              STANDARD FORM NO.14
--------------------------------------------------------------------------------


[LOGO]                    R&R Insurance Services, Inc.
     R&R                  2021 S. 18th Ave., Ste. 202
  INSURANCE               PO Box 914
SERVICES, INC.            West Bend, WI 53095
                          Phone 262.338.6626
                          Fax 262.334.1179
                          800.548.9326
                          www.myknowledgebroker.com

                          the knowledge brokers(TM)


                                                               The F&D Companies
                                                                   P.O. Box 1227
                                                             Baltimore, MD 21203

[LOGO]                                                       Home Office
The                   FINANCIAL INSTITUTION BOND             P.O. Box 1227
F&D         Standard Form No. 14, Revised to October, 1987   Baltimore, MD 21203
Companies

                     FIDELITY & DEPOSIT COMPANY OF MARYLAND

              (stock insurance company, herein called Underwriter)
                                                         Bond No. FIB 0005205-06

DECLARATIONS

Item 1.  Name of Insured (herein called Insured):
         North Track Funds, Inc.
         Ziegler Exchange Traded Trust

         Principal Address:
         250 E. Wisconsin Avenue
         Suite 2000
         Milwaukee WI 53202

--------------------------------------------------------------------------------
Item 2.  Bond Period: from 12:01 a.m. 05/01/2008        to 12:01 a.m. 05/01/2009
         standard time at the Principal Address shown in Item 1. above.

--------------------------------------------------------------------------------
Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $10,000,000

--------------------------------------------------------------------------------
Item 4.  Subject to Sections 4. and 11. hereof,
         the Single Loss Limit of Liability is    $5,000,000

         and the Single Loss Deductible is        $        0

         Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

         Amount applicable to:                               Single Loss       Single Loss
                                                         Limit of Liability    Deductible
         Insuring Agreement (D)--FORGERY OR ALTERATION       $  1,500,000     $          0
         Insuring Agreement (E)--SECURITIES                  $    750,000     $          0
         Coverage on Partners                                $Not Covered     $Not Covered
         Optional Insuring Agreements and Coverages:

         If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

--------------------------------------------------------------------------------
Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:


         F251             F253            F258           F285            RIDER A        RIDER B        SR5969a
         SR5971a          SR6100e         SR6139a        SR6145b         SR6167c

--------------------------------------------------------------------------------
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB0005205-05 such termination or cancelation to be effective as of the time this bond becomes effective.
================================================================================

                       Countersigned by: /s/ illegible
                                         ---------------------------------------
                                                 Authorized Representative
TSB5062b (F4725b)
Financial Institution Bond, Standard Form No. 14
Revised to October, 1987

                               FIB14 Page 1 of 8

   The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

                               INSURING AGREEMENTS

                                    FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

    Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

   (a) to cause the Insured to sustain such loss; and

   (b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

   As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

                                   ON PREMISES

(B) (1) Loss of Property resulting directly from

        (a)     robbery,   burglary,   misplacement,   mysterious  unexplainable
                disappearance and damage thereto or destruction thereof, or

        (b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.

    (2)  Loss of or damage to

        (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

        (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

            provided that

                (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

                (ii)    the loss is not caused by fire.

                                   IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

  (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

  (b) a Transportation Company and being transported in an armored motor vehicle, or

  (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

       (i)  records, whether recorded in writing or electronically, and

       (ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

       (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

    Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

                              FORGERY OR ALTERATION

  (D) Loss resulting directly from

        (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

        (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

   A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                                   SECURITIES

  (E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

        (1) acquired sold or delivered, or given value, extended credit or assumed liability, on the faith of any original

        (a) Certificated Security,

        (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon real property,

        (c) Evidence of Debt,

        (d) Instruction to a Federal Reserve Bank of the United States, or

        (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

            (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor or of any person signing in any other capacity which is a Forgery, or

            (ii)  is altered, or

            (iii) is lost or stolen;

        (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in
(a) through (c) above;

        (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit

   A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

                              COUNTERFEIT CURRENCY

  (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

                               GENERAL AGREEMENTS

                                    NOMINEES

   A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

TSB5062b (10/87)
                               FIB14 Page 2 of 8

                  ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION
                       MERGER OR PURCHASE OF ASSETS--NOTICE

   B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of asset or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment, without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

   If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

    (a) has occurred or will occur in offices or premises, or

    (b) has been caused or will be caused by an employee or employees of such institution, or

    (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

        (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

        (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

        (iii) upon obtaining such consent, pay to the Underwater an additional premium.

                            CHANGE OF CONTROL--NOTICE

  C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

   As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

   Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

                            REPRESENTATION OF INSURED

  D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

   Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

                                  JOINT INSURED

  E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

                       NOTICE OF LEGAL PROCEEDINGS AGAINST
                           INSURED--ELECTION TO DEFEND

  F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

   The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

   If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

   If the  Insured  does not give the  notices  required  in  subsection  (a) of
Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

   With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection
(e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

                           CONDITIONS AND LIMITATIONS

                                   DEFINITIONS

Section 1. As used in this bond:

   (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

   (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

   (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

        (1) represented by an instrument issued in bearer or registered form;

        (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

        (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

   (d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

   (e)   Employee means

        (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

                                FIB14 Page 3 of 8

        (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured:

        (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

        (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

        (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officer and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

        (6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

   (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured, which in the regular course of business is treated as evidencing the customer's debt to the Insured.

   (g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

        (1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

            (a) the "net worth" of the  Insured,  which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profit and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

            (b) the value of all other Money,  securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set off against loss, covered by this bond;

            provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

        (2) as respects limited partners the value of such limited partner's(') investment in the Insured.

   (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

   (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

   (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

   (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

   (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

   (m) Negotiable Instrument means any writing

        (1) signed by the maker or drawer

        (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

        (3) is payable on demand or at a definite time; and

        (4) is payable to order or bearer.

   (n) Partner means a natural person who

        (1) is a general partner of the Insured, or

        (2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

   (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

   (p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

        (1) a description of the Issue of which the Uncertificated Security is a part;

        (2) the number of shares or units:

            (a) transferred to the registered owner;

            (b) pledged by the registered owner to the registered pledgee;

            (c) released from pledge by the registered pledgee;

            (d) registered  in the name of the  registered  owner on the date of the statement; or

            (e) subject to pledge on the date of the statement;

        (3) the name and address of the registered owner and registered pledgee;

                                FIB14 Page 4 of 8

        (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

        (5) the date:

            (a) the transfer  of the  shares or units to the new registered owner of the shares or units was registered;

            (b) the pledge of the registered pledgee was registered, or

            (c) of the statement, if it is a periodic or annual statement.

   (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

   (r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

        (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the Issuer;

        (2) of a type commonly dealt in on securities exchanges or markets; and

        (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

   (s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

                                   EXCLUSIONS

Section 2. This bond does not cover:

   (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

   (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured initiating such transit;

   (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

   (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

   (e) loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

   (f) loss resulting from any violation by the Insured or by any Employee

        (1) of law regulating  (i) the issuance, purchase or sale of securities,
            (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

        (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

   (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

   (h) loss caused by an Employee, except when covered under Insuring  Agreement
(A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

   (i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

   (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

   (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

        (1) in obtaining credit or funds, or

        (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash, checks, drafts or similar written instruments or make credit card loans, or

        (3) in  gaining   access  to  point  of  sale  terminals,  customer-bank
            communication   terminals,  or  similar   electronic   terminals  of
            electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

   (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

   (m) loss through the surrender of Property away from an office of the Insured as a result of a threat

        (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

        (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

   (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

   (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

   (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E), or (F);

                                FIB14 Page 5 of 8

   (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

   (r) loss of Property while

        (1) in the mail, or

        (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

   (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

   (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

   (u) all fees, costs and expenses incurred by the Insured

        (1) in establishing the existence of or amount of loss covered under this bond, or

        (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

   (v) indirect or consequential loss of any nature;

   (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

   (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

   (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

   (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

   (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

                                    DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

   Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

                               LIMIT OF LIABILITY

Section 4.

                          Aggregate Limit of Liability

  The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

  Upon exhaustion of the Aggregate Limit of Liability by such payments:

        (a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

        (b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

  The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

                         Single Loss Limit of Liability

  Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

                               Single Loss Defined

  Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

    (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

    (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

    (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

    (d) any one casualty or event not specified in (a), (b) or (c) preceding.

                    NOTICE/PROOF--LEGAL PROCEEDINGS AGAINST
                                   UNDERWRITER

   Section 5.

   (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

   (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

   (c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

   (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

   (e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

   (f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

                                    VALUATION

   Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

                                FIB14 Page 6 of 8

                                   Securities

   The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

   If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

                       Books of Account and Other Records

   In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

                Property other than Money, Securities or Records

   In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement
(B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

                                     Set Off

   Any loss covered under this bond shall be reduced by a set off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

              ASSIGNMENT--SUBROGATION--RECOVERY--COOPERATION

Section 7.

   (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

   (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

   (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

  (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

    (1) submit to examination by the Underwriter and subscribe to the same under oath; and

    (2) produce for the Underwriter's examination all pertinent records; and

    (3) cooperate with the Underwriter in all matters pertaining to the loss.

  (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

                  LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR
                                    INSURANCE

   Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

   If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

                          OTHER INSURANCE OR INDEMNITY

   Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

                                    OWNERSHIP

   Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

                                DEDUCTIBLE AMOUNT

   Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

   The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter, shall file with it a brief statement giving the particulars concerning such loss.

                                FIB14 Page 7 of 8

                           TERMINATION OR CANCELATION

   Section 12. This bond terminates as an entirety upon occurrence of any of the following:--(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declaration.

   This bond terminates as to any Employee or any partner, officer or employee of any Processor--(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

   Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be signed by its President and by its Secretary at Baltimore, Maryland and to be countersigned on the DECLARATIONS page by a duly authorized representative.

Attest                                            By

/s/ David A. Bowers                                 /s/ John J. McCartney
----------------------------                        ----------------------------
Secretary                                           President


                                FIB14 Page 8 of 8

                                      RIDER                              [LOGO]
                                                                         ZURICH
--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


                             RICO EXCLUSION AMENDED
                             ----------------------

It is agreed that:

1. If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 14, Item (j) of Section 2. EXCLUSIONS is deleted and replaced by the following:

    (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

2. If the bond to which this rider is attached is a Financial Institution Bond, Standard Form No. 25, Item (t) of Section 2. EXCLUSIONS is deleted and replaced by the following:

    (t) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;






F251 RICO EXCLUSION AMENDED RIDER
FOR USE WITH THE FINANCIAL INSTITUTION
BOND, STANDARD FORM NOS. 14 AND 25.
(06/05)                                                              Page 1 of 1

             Includes copyrighted material of The Surety Association
                         of America with its permission.
                Copyright, The Surety Association of America, 1997

                                      RIDER                              [LOGO]
                                                                         ZURICH
--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
                If this form is issued concurrently with the bond
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


                                  MODIFICATIONS
                                  -------------

It is agreed that:

1. Items (1)(d) and (e) of Insuring Agreement (E) SECURITIES are deleted and replaced by the following:

    (d) Instruction; or

    (e) Statement of Uncertificated Security;

2.  Item (w) of Section 2. EXCLUSIONS is deleted.

3.  Item (o) of Section 1. DEFINITIONS is deleted and replaced by the following:

    (o) Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

4. Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted and replaced by the following:

                              COUNTERFEIT CURRENCY

    (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money.

5. General Agreement B. ADDITIONAL 0FFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE is amended by adding a final paragraph as follows:

    If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, and if the conditions in the above paragraph are not fulfilled, then the Insured shall have such coverage as is afforded under this bond for loss which

    (a) is incurred or sustained, due to any act or acts committed by any person or persons whether or not Employees of the Insured, after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, and

    (b) is discovered prior to the expiration of 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, or if the bond is terminated or canceled as an entirety prior to the expiration of the said 60 days, prior to the termination or cancelation of the bond, and

    (c) occurs in the offices or premises, or is caused by an employee or employees of the institution acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities.

F253 MODIFICATIONS RIDER
FOR USE WITH THE FINANCIAL
INSTITUTION BOND, STANDARD FORM NO. 14.
(06/05)                                                              Page 1 of 2

             Includes copyrighted material of The Surety Association
                         of America with its permission.
                Copyright, The Surety Association of America, 1997

6. The second paragraph of General Agreement D. REPRESENTATION OF INSURED is deleted and replaced by the following:

    Any  intentional  misrepresentation,   omission,  concealment  or  incorrect
    statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

7. Items (a) and (b) of Section 5. NOTICE/PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER are deleted and replaced by the following:

    (a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, if

        (1) the loss is of the type which may be covered by  Insuring  Agreement
            (A) and is equal to or greater than 25% of the Deductible Amount applicable to Insuring Agreement (A),

        (2) the loss is of the type which may be covered by an Insuring Agreement other than Insuring Agreement (A) and is equal to or greater than 50% of the Deductible Amount applicable to such Insuring Agreement.

        The Insured shall upon the request of the Underwriter file with it a brief statement giving the particulars concerning such loss.

    (b) Within 6 months after discovery of loss as described in (a) above, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

8. The second paragraph of Section 11. DEDUCTIBLE AMOUNT is deleted in its entirety.

F253 MODIFICATIONS RIDER
FOR USE WITH THE FINANCIAL
INSTITUTION BOND, STANDARD FORM NO. 14.
(06/05)                                                              Page 2 of 2

             Includes copyrighted material of The Surety Association
                         of America with its permission.
                Copyright, The Surety Association of America, 1997

                                      RIDER                              [LOGO]
                                                                         ZURICH
--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


                           DIRECTORS EXCLUSION AMENDED
                           ---------------------------

It is agreed that:

Item (d) of Section 2. EXCLUSIONS is deleted and replaced by the following:

     (d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless

        (1) such person is also an Employee or an elected official of the Insured in some other capacity; or

        (2) is performing acts coming within the scope of the usual duties of an Employee,

         nor, in any event, loss resulting from the act of acts of any person while acting in the capacity of a member of such Board or equivalent body;











F258 DIRECTORS EXCLUSION AMENDED RIDER
FOR USE WITH THE FINANCIAL INSTITUTION
BOND, STANDARD FORM NO. 14.
(06/05)                                                              Page 1 of 1

             Includes copyrighted material of The Surety Association
                        of America, with its permission.
                Copyright, The Surety Association of America, 1997

                                      RIDER                              [LOGO]
                                                                         ZURICH
--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


                          KNOWLEDGE OF PRIOR DISHONESTY
                          -----------------------------

It is agreed that:

The attached bond is amended by adding the following to Section 2. EXCLUSIONS:

   This bond does not cover

   loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.







F285 KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH THE FINANCIAL INSTITUTION
BOND, STANDARD FORM NOS. 14, 15, 24 AND 25.
                                                                     Page 1 of 1

EDITED JUNE, 2006

             Includes copyrighted material of The Surety Association
                         of America with its permission.
                Copyright, The Surety Association of America, 2005

[LOGO]
The
F&D
Companies                           RIDER A

--------------------------------------------------------------------------------
               (a) This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5/01/08
--------------------------------------------------------------------------------


It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

                         UNCOLLECTIBLE ITEMS OF DEPOSIT

    Loss resulting directly from the payment of dividends or fund shares or withdrawals from a customer's account as a consequence of uncollectible Items of Deposit credited by the Insured or its agent to such customer's account.

    PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed and (b) the Insured shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its operations guidelines (as amended from time to time) before issuing or delivering any securities or permitting any withdrawal with respect to such Items of Deposit. The minimum number of days an Item of Deposit must be held shall begin from the date the item of Deposit was first credited to any customer or subscriber's account.

2. With respect to the Uncollectible Items of Deposit Insuring Agreement, Items of Deposit means one or more checks or drafts payable to the insured:

3. This Uncollectible Items of Deposit Insuring Agreement does not cover loss caused by an Employee or in which an Employee is implicated.

4. This bond does not cover loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

5. The Single Loss Limit of Liability applicable to the Uncollectible Items of Deposit Insuring Agreement Is $25,000.

6. Anything in the attached bond to the contrary not withstanding and whether or not this bond has been written on an nonaggregate basis, it is hereby understood and agreed that the total liability of the Underwriter under this Bond with respect to any and all loss or losses, under the Uncollectible Items Of Deposit Insuring Agreement, shall be limited to an aggregate of $100,000 for the Bond Period, Irrespective of the total amount of any such loss or losses.

7. The Single Loss Deductible Amount applicable to the Uncollectible items of Deposit Insuring Agreement is Five Thousand Dollars ($5,000).






UNCOLLECTIBLE ITEMS OF DEPOSIT
07/12/2007

[LOGO]
The
F&D
Companies                           RIDER B

--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5/01/08
--------------------------------------------------------------------------------


It is agreed that:

The second paragraph of Section 12. TERMINATION OR CANCELLATION is deleted and replaced by the following:

     If any partner, director, trustee, officer or supervisory employee of an Insured not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not such act is the type covered under this bond and whether against the Insured or any other person or entity, the Insured shall:

     (a) immediately remove such Employee from any position that would enable such Employee to cause the Insured to suffer a loss covered by this bond; and

     (b) at the earliest practicable moment, not to exceed 48 hours after learning that an Employee has committed any dishonest act, notify the Underwriter of such action and provide full particulars of such dishonest act.

     The Underwriter may terminate coverage as respects any Employee 60 days after written notice has been given to each Insured Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this bond as to such Employee.






SEC TERMINATION OF EMPLOYEE                                          PAGE 1 OF 1
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14

[LOGO]
The                                                                  Home Office
F&D                                                                P.O. Box 1227
Companies                             RIDER                 Baltimore, Md. 21203

--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                    Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


It is agreed that:

      The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.






SR 5969a CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL
ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES
AND ARE REQUIRED TO JOIN THE SECURITIES INVESTOR
PROTECTION CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION.

REVISED TO JUNE, 1990

F9601a

[LOGO]
The                                                                  Home Office
F&D                                                                P.O. Box 1227
Companies                             RIDER                 Baltimore, Md. 21203

--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


It is agreed that:

      1. The attached bond shall not be canceled or modified except after written notice shall have been given by the acting party to the affected party, and by the Underwriter to all registered management investment companies named as Insureds and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancelation or modification.

      2. The Underwriter shall furnish each registered management investment company named as an Insured with (a) a copy of the bond and any amendment thereto, promptly after the execution thereof, (b) a copy of each formal filing of a claim under the bond by any other named Insured promptly after receipt thereof, and (c) notification of the terms of the settlement of each such claim prior to the execution of the settlement.







Accepted:



---------------------------------------
               (INSURED)

By:
   ------------------------------------
               (OFFICIAL TITLE)



SR 5971a S.E.C.--JOINT INSURED CANCELATION CLAUSE RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14,
"DISCOVERY" OR "LOSS SUSTAINED" FORM, WHEN ISSUED TO
REGISTERED MANAGEMENT INVESTMENT COMPANIES COVERED
AS JOINT INSUREDS, TO COMPLY WITH THE RULES OF THE
SECURITIES AND EXCHANGE COMMISSION.

REVISED TO OCTOBER, 1987.

F4749

[LOGO]
The                                                                  Home Office
F&D                                                                P.O. Box 1227
Companies                             RIDER                 Baltimore, Md. 21203

--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


It is agreed that:

      The attached bond is amended:

         (a) by deleting the numbered paragraph beginning

                  "each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor..."

             from the definition of "Employee" in Section 1.;

         (b) by deleting the following from the second paragraph of Section 12.:

                  "or any partner, officer or employee of any Processor"







Accepted:



---------------------------------------
               (INSURED)

By:
   ------------------------------------
               (OFFICIAL TITLE)



SR 6100e    DELETE DATA PROCESSING COVERAGE

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NOS. 14, 15, 24 AND 25, TO DELETE DATA PROCESSING COVERAGE.

REVISED TO DECEMBER, 1993.

F4746c

[LOGO]
The                                                                  Home Office
F&D                                                                P.O. Box 1227
Companies                             RIDER                 Baltimore, Md. 21203

--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


It is agreed that:

    The attached bond is amended by inserting as an additional part in Section 1.(e), definition of Employee, the following:

    A person who is a registered representative or a registered principal associated with an Insured except a:

          (i) sole proprietor,
         (ii) sole stockholder,
        (iii) director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or
         (iv) partner.








SR 6139a    NATIONAL ASSOCIATION OF SECURITIES DEALERS RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14,
TO INCLUDE CERTAIN REGISTERED PERSONS AS EMPLOYEES WHEN
ISSUED TO AN INSURED WHICH IS A MEMBER OF THE NATIONAL
ASSOCIATION OF SECURITIES DEALERS, INC.

REVISED TO OCTOBER, 1987.

F4744

[LOGO]
The                                                                  Home Office
F&D                                                                P.O. Box 1227
Companies                             RIDER                 Baltimore, Md. 21203

--------------------------------------------------------------------------------
                 This rider forms a part of and is issued by the
                     Underwriter of the bond numbered below.
--------------------------------------------------------------------------------
               If this form is issued concurrently with the bond,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond No. FIB 0005205 06                                   Effective Date 5-01-08
--------------------------------------------------------------------------------


It is agreed that:

      1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

      2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

      3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

      4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

      5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

      6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.



Accepted:



---------------------------------------
               (INSURED)

By:
   ------------------------------------
               (OFFICIAL TITLE)


SR 6145b ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE
EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

F4766c

[LOGO]
The                                                                  Home Office
F&D                                                                P.O. Box 1227
Companies                     RIDER/ENDORSEMENT             Baltimore, Md. 21203

--------------------------------------------------------------------------------
           This rider/endorsement forms a part of and is issued by the
              Underwriter/Company of the bond/policy numbered below.
--------------------------------------------------------------------------------
            If this form is issued concurrently with the bond/policy,
                  this Attaching Clause need not be completed.

To be attached to and form part of
Bond/Policy No. FIB 0005205 06                            Effective Date 5-01-08
--------------------------------------------------------------------------------


It is agreed that:

      l. The General Agreement entitled REPRESENTATION OF INSURED and the "Representation" paragraph found in the application are deleted and replaced by the following:

                      REPRESENTATION OR WARRANTY OF INSURED

         No misrepresentation made by the Insured or on the Insured's behalf or breach of an affirmative warranty made by the Insured or on the Insured's behalf shall affect the Underwriter's/Company's obligations under this bond/policy unless:

        (a) the Underwriter/Company relies on it, and

             (i)  it is material, or

             (ii) it is made with the intent to deceive; or

        (b) the fact misrepresented or falsely warranted contributes to the loss.

        The Insured represents that the information furnished in the application for this bond/policy is complete, true and correct. Such application constitutes part of this bond/policy.

        No failure of a condition prior to the loss and no breach of a promissory warranty affects the Underwriter's/Company's obligation under this bond/policy unless it exists at the time of the acts causing the loss and either increases the risk at that time or contributes to the loss. This paragraph does not apply to failure to tender payments of premium.

      2. Parts (a) and (b) of Section 5. are deleted and replaced by the following:

        (a) At the earliest practical moment after discovery of loss, the Insured shall give the Underwriter/Company notice thereof.

        (b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter/Company proof of loss, duly sworn to, with full particulars. However, proof of loss may be submitted within one year after the time required if the Underwriter/Company is not prejudiced thereby and it was not reasonably possible to meet the time limit.




SR 6167c   WISCONSIN STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD
FORMS NOS. 14, 15, 24 AND 25 AND EXCESS BANK
EMPLOYEE DISHONESTY BOND, STANDARD FORM NO. 28,
AND COMPUTER CRIME POLICY FOR FINANCIAL
INSTITUTIONS TO COMPLY WITH WISCONSIN STATUTES.

REVISED TO MARCH, 1994.

F1315e                                                               Page 1 of 2

      3. Part (a) of the first paragraph of the Section entitled TERMINATION OR CANCELATION is deleted and replaced by the following:

        (a) 10 days after the receipt by the Insured of a written notice from the Underwriter/Company of its desire to cancel this bond/policy, provided, however, that if the bond/policy has been in effect for more than 60 days, the cancelation must be for one of the following reasons:

            (i)   substantial misrepresentation;

            (ii) substantial change in the risk assumed, except to the extent that the Underwriter should reasonably have foreseen the change or contemplated the risk in writing the contract; or

            (iii) substantial  breaches  of contractual  duties,  conditions  or warranties, including contract provisions relating to prompt notification to the Underwriter/Company after discovery of loss.

      4. The following is added as the final paragraph of the section entitled TERMINATION OR CANCELATION:

        In  the  event  the  Underwriter/Company   intends  not  to  renew  this
        bond/policy upon expiration of the Bond/Policy Period, it shall give at least 60 days prior notice to the Insured.







SR 6167c                                                             Page 2 of 2

                                                     Bond No.
                                                              ------------------
                                                     This form must be completed
                                                     for each new bond and at
                                                     each premium anniversary.

[LOGO]
The          Fidelity and Deposit Company of Maryland       Home Offices
F&D          Colonial American Casualty and Surety Company  P.O. Box 1227
Companies                                                   Baltimore, Md. 21203


                                APPLICATION FOR A
                FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14
                               FOR BROKER/DEALERS

Application is hereby made by The North Track Funds, Inc./ Ziegler Exchange
                              --------------------------------------------------
Traded Trust
--------------------------------------------------------------------------------
              (List all Insureds, including Employee Benefit Plans)

Principal Address 250 E. Wisconsin Avenue, Suite 1900 Milwaukee, WI 53202
                  --------------------------------------------------------------
                  (No.)          (Street)              (City) (State) (Zip Code)
(herein called Insured)

for a Primary                                            Financial Institution
      ---------------------------------------------------
      (primary, excess, concurrent, co-surety, coinsured)

Bond, Standard Form No. 14, to become effective as of 12:01 a.m. on 5/1/08 to
                                                                    ------
12:01 a.m. on 5/1/09 in the Aggregate Limit of Liability of
              ------
$ 5 Million/$10 Million
  ---------------------

Date Insured was established 1984
                             ----

Name of prior carrier Fidelity & Deposit Company of Maryland
                      --------------------------------------

--------------------------------------------------------------------------------
1.    Insured is a (check appropriate box):

      Stock Broker |_|, Investment Banker |_|, Dealer in Securities (not Dealer in Mortgages or Commercial Paper) |_|, Investment Trust (not Small Business Investment Company or Real Estate Investment Trust) |_|, Mutual Fund |X|, Foundation |_|, Endowment Fund |_|, Commodity Broker (if Stock Exchange Member) |_|, Other |_|
                                     -------------------------------------------

--------------------------------------------------------------------------------
2.    Insured is a (check appropriate box): Sole Proprietorship |_|,
                                            Partnership |_|, Corporation |X|
--------------------------------------------------------------------------------
3.    List exchanges which you are a member of:

              Name                                          Name
              ----                                          ----

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
4. Are you a member of the National Association of Securities Dealers, Inc. Yes |_| No |X|
--------------------------------------------------------------------------------
5.    For all Insureds, show the total number of:                         No. of
                                                                           -----
      (a) Salaried officers and employees, retained attorneys and persons provided by employment contractors....................... 27
                                                                           -----
      (b) NASD Registered Representatives (other than those counted in (a) above)....................................................  0
                                                                           -----
      (c) Locations (other than the Home Office of the first Named
          Insured) in the U.S., Canada, Puerto Rico and Virgin Islands.....    2
                                                                           -----

      (d) Locations outside of the U.S., Canada, Puerto Rico and Virgin Islands, list below:

            Location                                       Location
            --------                                       --------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
6.    Complete the following:                                      Total Assets
                                                                 ---------------
      (a) As of latest Dec. 31...................................$ 1,299,203,097
                                                                 ---------------
      (b) As of latest June 30...................................$ 1,382,388,550
                                                                 ---------------

--------------------------------------------------------------------------------
7.    Complete the following for optional coverages desired:

                            Form of Coverage                   Single Loss Limit
                            ----------------                   -----------------
      (a) Is Insuring  Agreement (D) - Forgery or Alteration
          Coverage desired? Yes |X| No |_|.....................$       1,500,000
                                                               -----------------
      (b) Is Insuring Agreement (E) - Securities Coverage
          Desired? Yes |X| No |_|..............................$         750,000
                                                               -----------------
F4757d--9-99
Revised to December, 1993
SA 5870c Printed in U.S.A.           1 of 4

7.    Complete the following for optional coverages desired:   Single Loss Limit
      (cont'd)                                                 -----------------

      (c) Is Extortion - Threats to Persons Coverage desired?
          Yes |_| No |X|.......................................$
          If "Yes", list below locations to be excluded:       -----------------

            Location                                       Location
            --------                                       --------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

                                                               Single Loss Limit
                                                               -----------------
      (d) Is Extortion - Threats to Property Coverage desired?
          Yes |_| No |X|.......................................$
          If "Yes", list below locations to be excluded:       -----------------

            Location                                       Location
            --------                                       --------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

                                                               Single Loss Limit
                                                               -----------------
      (e) Is Computer Systems Fraud Coverage desired?
          Yes |_| No |X|.......................................$
          If "Yes", complete the following:                    -----------------
          (1) Insured's Computer System(s)
              For the Computer System(s) you operate, whether owned or leased, complete the following:
              a) Number of Independent software contractors authorized to design, implement or service programs for your System(s)

                                                                  --------------
              b) Is access to your System(s) by customers or other outside
                 parties permitted? Yes |_| No |_|
          (2) Other Computer Systems
              List below other Computer System(s) for which coverage is desired:

                                Computer Systems
                                ----------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      (f) Is coverage desired on businesses engaged in the data processing of your checks or other accounting records? Yes |_| No |X|
          If "Yes", list below the name and location of each data processor:

          Name & Location                               Name & Location
          ---------------                               ---------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

                                                               Single Loss Limit
                                                               -----------------
      (g) If you are a partnership, is coverage desired on
          your partners? Yes |_| No |X|........................$
          If "Yes", list below the name of each partner:       -----------------

              Name                                          Name
              ----                                          ----

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

--------------------------------------------------------------------------------

8. Are you a direct participant in a depository for the central handling of securities? Yes |_| No |X|
      If "Yes", list below the name and location of each depository:

          Name & Location                               Name & Location
          ---------------                               ---------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

----------------------------------            ----------------------------------

--------------------------------------------------------------------------------
F4757d--9-99
Revised to December, 1993
SA 5870c Printed in U.S.A.           2 of 4

9. For deductibles, complete the following: (NOTE: Deductibles on Insuring Agreements (D) and (E) must be at least equal to that carried on the Basic Bond Coverage. Deductibles on Extortion Coverage may be written in any amount.)

                          Coverage                        Single Loss Deductible
                          --------                        ----------------------

      (a) All coverages except Insuring Agreements
          (D), (E), and Extortion.........................$                    0
                                                          ----------------------
      (b) Insuring Agreement (D) - Forgery or
          Alteration......................................$                    0
                                                          ----------------------
      (c) Insuring Agreement (E) - Securities.............$                    0
                                                          ----------------------
      (d) Extortion - Threats to Persons..................$                  n/a
                                                          ----------------------
      (e) Extortion - Threats to Property.................$                  n/a
                                                          ----------------------

--------------------------------------------------------------------------------
10. If coverage is being written on an excess, concurrent or co-surety basis, show the names of the other earners and bond limits. In the case of co-surety also show percentage participations:
                                                  ------------------------------

--------------------------------------------------------------------------------

11.   If coverage is being written on a coinsurance basis show your percentage
      participation       %.(NOTE: Insured may assume a participation of between
                    -----
      5% and 25%).

--------------------------------------------------------------------------------
12.   Are accounts insured by the Securities Investors
      Protection Corporation?.....................................Yes |_| No |X|

--------------------------------------------------------------------------------
13.   AUDIT PROCEDURES:

      (a) Is there an annual |X|, semi annual |_| audit by an
          independent CPA?........................................Yes |X| No |_|
      (b) If "Yes", is it a complete audit made in accordance
          with generally accepted auditing standards and so
          certified?..............................................Yes |X| No |_|
      (c) If the answer to (b) is "No", explain the scope of the CPA's examination

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
      (d) Is the audit report rendered directly to all partners
          if a partnership or to the Board of Directors if a
          corporation?............................................Yes |X| No |_|
      (e) Name and location of CPA Deloitte & Touche LLP, Milwaukee, WI
                                   ------------------------------------
      (f) Date of completion of the last audit by CPA North Track-12/21/2007
          ZETF-12/20/2007                             --------------------------
          ----------------
      (g) Is there a continuous internal audit by an Internal
          Audit Department?.......................................Yes |_| No |X|
      (h) If "Yes", are monthly reports rendered directly to all partners if a partnership or to the Board of
          Directors if a corporation?.............................Yes |_| No |_|
      (i) Are money and securities actually counted and
          verified?...............................................Yes |_| No |X|
      (j) Are the ledger balances to the credit of customers
          verified?...............................................Yes |_| No |X|

--------------------------------------------------------------------------------
14.   INTERNAL CONTROLS (OTHER THAN AUDIT PROCEDURES):

      (a) Do you require annual vacations of at least two
          consecutive weeks for all personnel?....................Yes |_| No |X|
          If "No", explain:
                            ----------------------------------------------------

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
      (b) Are bank accounts reconciled by someone not
          authorized to deposit or withdraw?......................Yes |_| No |_|
          If "No", explain:
          n/a-Bank Accounts for the North Track Funds are reconciled by PFPC,
          ----------------------------------------------------------------------
          the transfer agent. Bank accounts for the ETF are reconciled by
          ----------------------------------------------------------------------
          JP Morgan.
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
      (c) Is countersignature of checks required?.................Yes |_| No |_|
          If "No", explain:
          n/a Check issuance is done through transfer agent, PFPC
          -------------------------------------------------------

          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
      (d) Are monthly statements (whether or not there was
          activity in the account) mailed directly to all
          customers?..............................................Yes |_| No |_|
          If "No", explain:
          Client statements are mailed, at a minimum, each calendar quarter by
          ----------------------------------------------------------------------
          PFPC.
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

--------------------------------------------------------------------------------
15.   Has there been any change in ownership or management
      within the past three years?................................Yes |_| No |_|
      If "Yes", explain: The following people were removed in the past
                        --------------------------------------------------------
      3 years: Dave Stoeffel, President (6/2006), Jon Kiekhofer, CCO (3/2007).
      --------------------------------------------------------------------------
      Sarah Schott, GC (9/2007), Vinita Paul AGC (10/2007), Caroline Probst,
      --------------------------------------------------------------------------
      CFO (11/2007). The following individuals were added: Elizabeth Watkins
      --------------------------------------------------------------------------
      (3/2007), Benjamin DeBerry, GC (9/2007), Angelique David, AGC(10/2007),
      --------------------------------------------------------------------------
      Todd Krause, CFO (12/2007).
      --------------------------------------------------------------------------

--------------------------------------------------------------------------------

F4757d--9-99
Revised to December, 1993
SA 5870c Printed in U.S.A.           3 of 4

16.   Has any insurance been declined or canceled during the
      past three years? (not applicable in the state of
      Missouri)...................................................Yes |_| No |X|
      If "Yes", explain:
                        --------------------------------------------------------

      --------------------------------------------------------------------------

--------------------------------------------------------------------------------
17.   List all losses sustained during the past three years, whether reimbursed
      or not, from                    to
                   ------------------    ------------------
                   (month, day, year)    (month, day, year)

      Check if none |_|

--------------------------------------------------------------------------------------------------
                                                    Amount                     If Loss occurred
Date     Type     Amount         Amount           Recovered        Amount       at other than
 of       of        of         Recovered          from other       of Loss       Main Office,
Loss     Loss      Loss      from Insurance     than Insurance     Pending      state location
--------------------------------------------------------------------------------------------------
                  $          $                  $                  $
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

FRAUD NOTICES: Prior to signing this Application, please review the following statutory fraud notices as they may apply to the Company's domicile.

ARKANSAS: Any person who knowingly presents a false or fraudulent claim for payment of a loss benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

COLORADO: It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policy holder or claimant for the purpose of defrauding or attempting to defraud the policy holder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.

FLORIDA: Any person who knowingly and with intent to injure, defraud or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading statement is guilty of a felony of the third degree.

KENTUCKY: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

MAINE: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or denial of insurance benefits.

NEW JERSEY: Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

NEW MEXICO: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.

NEW YORK: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each violation.

OHIO: Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

OKLAHOMA: Any person who knowingly and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy, containing false, incomplete or misleading information is guilty of a felony.

PENNSYLVANIA: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and subjects such person to criminal and civil penalties.

VIRGINIA: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

Dated at Chicago, IL      this |X| 27th day of February     , 2008
         ----------------      --------        -------------  ----

The North Track Funds Inc./Ziegler Exchange Traded Trust
--------------------------------------------------------
                      (Insured)

   /s/ Todd A. Krause
By Todd Krause, CFO
   ---------------------------
        (Name and Title)

F4757d--9-99
Revised to December, 1993
SA 5870c Printed in U.S.A.           4 of 4

                     JOINT INSURED BOND AGREEMENT CONCERNING

               ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

This AGREEMENT is entered into as of the 1st day of May 2008, between North Track Funds, Inc., a Maryland corporation and Ziegler Exchange Traded Trust, a Delaware statutory trust (collectively, the "Funds" and individually the "Fund").

WHEREAS,  the  Funds  are  named  insureds  under a  certain  fidelity  bond No.
0005205-06  issued on  Financial  Institution  Bond Form No.  14 by  Fidelity  &
Deposit Company of Maryland (the "Insurer"), presently in the aggregate amount of $10,000,000.00 (the "Bond"), with a one-year term commencing May 1, 2007, which said Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"); and

WHEREAS, the Funds are organized on a series basis, and North Track Funds, Inc. is comprised of ten series and Ziegler Exchange Traded Trust is comprised of one series.

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirement of Rule 17g-1(f) and to assure that premiums on the Bond and any recovery received under the Bond are allocated in a fair and equitable manner.

NOW, THEREFORE, each Fund hereby agrees as follows:

1. Allocation of Premium. No premium shall be paid under the Bond unless the Board of Directors/Trustees of each Fund, including a majority of those Directors/Trustees who are not "interested persons" of each Fund as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by each Fund. The premium payable on the Bond shall be allocated between each Fund as determined by the Board of Directors/Trustees.

2. Allocation of Recoveries. If any recovery is received under the Bond as a result of a loss sustained by either or both Funds, the claiming Fund(s) shall receive an equitable and proportionate share of the recovery, but such recovery shall at least equal the amount which the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act. Any remaining amount of insurance under the Bond shall then be applied to claims of each claiming Fund in proportion to the total of the unsatisfied amount of the claims of such Fund.

3. Additional Parties. If Ziegler Capital Management, LLC, investment advisor to the Funds, in the future serve as investment advisor, subadvisor or administrators to any other investment company or any other series of the Funds (an 'Additional Party') and if the Insurer is willing to add the Additional Party as a named insured under the Bond, such Additional Party may be added as a named insured under the Bond, provided the amount of the Bond is then in compliance with the requirements of Rule 17g-1(d) (in the event the Bond would not then be sufficient for purposes of Rule 17g-1(d), the Bond shall be increased by an amount such that the Bond would then be in compliance with Rule 17g-1(d)), and upon giving written notice to each of the parties hereto, such Additional Party shall become subject to this Agreement. Following the addition of such Additional Party, the premium shall be reallocated among the Funds and, as appropriate, the Additional Party. Upon the termination of any Fund as a named insured under the Bond, such Fund shall thereupon cease to be a party hereto.

4. Preservation Clause. It is the intention of the parties to this Agreement to achieve and ensure compliance by the Funds with the provisions of Rule17g-1, and the parties agree to amend this Agreement and to amend the fidelity coverage provided under the Bond as may be required by the Funds in order to obtain and continue such compliance.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by an officer thereunto duly authorized as of the date first above written.

North Track Funds, Inc.                        Ziegler Exchange Traded Trust


By: /s/ Brian K. Andrew                        By: /s/ Brian K. Andrew
    -------------------                            -------------------
    Brian K. Andrew, President                     Brian K. Andrew, President